SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month June, 2023

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

+44 (0)750 130 8322

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F ☒Form 40-F ☐

Results of 2023 Annual General Meeting of Ferroglobe PLC

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, June 27, 2023. All resolutions were voted on by way of a poll and were passed. The results of the voting, including the number of votes cast for and against, are available on the Company's website and are set forth in the attached exhibit, which is being furnished herewith.

Exhibit

Reference is made to the exhibit attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2023

FERROGLOBE PLC

by /s/ Marco Levi

Name: Marco Levi

Title: Chief Executive Officer (Principal Executive Officer)

FERROGLOBE PLC

VOTING RESULTS OF ANNUAL GENERAL MEETING

HELD ON JUNE 27, 2023

Ferroglobe PLC announces the results of its Annual General Meeting held on Tuesday, June 27, 2023. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2022 (the “U.K. Annual Report and Accounts”) be received.	134,513,764	99.86	122,366	0.09	71.87	70,284
2.	THAT the directors’ annual report on remuneration for the year ended 31 December 2022 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 32 to 33 and 46 to 60 of the U.K. Annual Report and Accounts be approved.	132,987,943	98.72	1,665,009	1.24	71.87	53,462
3.	That Javier López Madrid be re-elected as a director.	134,098,203	99.55	598,018	0.44	71.87	10,193
4.	That Marco Levi be re-elected as a director.	134,506,953	99.85	189,768	0.14	71.87	9,693
5.	That Marta Amusategui be re-elected as a director.	121,681,992	90.33	12,995,859	9.65	71.87	28,563
6.	That Bruce L. Crockett be re-elected as a director.	117,884,195	87.51	16,793,931	12.47	71.87	28,288
7.	That Stuart E. Eizenstat be re-elected as a director.	134,470,976	99.83	207,063	0.15	71.87	28,375
8.	That Manuel Garrido y Ruano be re-elected as a director.	134,277,789	99.68	400,088	0.30	71.87	28,537
9.	That Juan Villar-Mir de Fuentes be re-elected as a director.	134,093,704	99.55	584,323	0.43	71.87	28,387
10.	That Belén Villalonga be re-elected as a director.	121,790,948	90.41	12,886,334	9.57	71.87	29,132
11.	That Silvia Villar-Mir de Fuentes be re-elected as a director.	134,107,391	99.56	570,266	0.42	71.87	28,757
12.	That Nicolas De Santis be re-elected as a director.	132,920,477	98.68	1,755,855	1.30	71.87	30,082
13.	That Rafael Barrilero Yarnoz be re-elected as a director.	132,992,123	98.73	1,685,804	1.25	71.87	28,487
14.	THAT KPMG Auditores, S.L. be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	154,433,856	99.57	640,164	0.41	82.75	32,624
15.	THAT the Audit Committee of the Board be authorised to determine the auditor’s remuneration.	134,378,088	99.75	318,187	0.24	71.87	10,139